SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                     FORM RW

                           APPLICATION FOR WITHDRAWAL

                                       OF

                             REGISTRATION STATEMENT

                       ----------------------------------


Issuer:  GenesisIntermedia.com, Inc.

Re:      Registration Statement on Form 8-A, File No. 000-25155
         (the "Registration Statement")

         GenesisIntermedia.com, Inc., a Delaware corporation (the "Registrant"), hereby makes application to withdraw the above-referenced Registration Statement, which was filed by the Registrant with the Commission on December 9, 1998.

         The Registrant requests the withdrawal of the Registration Statement as the Company will not register its securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is intended on registering its securities under Section 12(b) of the Exchange Act by a new Form 8-A which was filed with the Commission on May 21, 1999 (File No. 001-15029).

Dated: June 4, 1999                     GenesisIntermedia.com, Inc.


                                        By:    /s/ Ramy El-Batrawi
                                               Ramy El-Batrawi
                                               Chairman of the Board and
                                               Chief Executive Officer